                                                                    EXHIBIT 12.1



                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's earnings attributable to OP Units from operations (which includes a charge to income for depreciation and amortization expense) plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation, and (iii) preferred OP Unit distributions.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).


                                                                          YEAR ENDED DECEMBER 31
                                                                          ----------------------
                                      THREE MONTHS
                                          ENDED
                                     MARCH 31, 2003        2002         2001         2000        1999         1998
                                     --------------
                                                          (unaudited, in thousands)

  Earnings:
   Income before distribution
   to Preferred OP Units
                                             $9,552       $39,745      $42,915     $40,985      $37,435     $32,054
   Add fixed charges other
   than capitalized interest
                                              8,546        31,926       31,016      29,651       27,289      23,987
                                              -----        ------       ------      ------       ------      ------


                                            $18,098       $71,671      $73,931     $70,636      $64,724     $56,041
                                            =======       =======      =======     =======      =======     =======

  Fixed Charges:
   Interest expense                          $8,760       $32,375      $31,016     $29,651      $27,289     $23,987

   Less Hedging Transaction
   Valuation Adjustment
                                               (214)         (449)
   Preferred OP Unit

   Distribution                               2,128         7,803        8,131       7,826        3,663       2,505

   Capitalized interest                         664         2,915        3,704       3,118        2,230       1,045
                                                ---         -----        -----       -----        -----       -----
  Total fixed charges                       $11,338       $42,644      $42,851     $40,595      $33,182     $27,537
                                            =======       =======      =======     =======      =======     =======
  Ratio of earnings to                         1.60          1.68         1.73        1.74         1.95        2.03
   fixed charges                               ====          ====         ====        ====         ====        ====